UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D
☐ Form N-SAR ☐ Form N-CSR
For Period Ended: September 30, 2011
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Goldsands Development Company

Full Name of Registrant

Former Name if Applicable

Calle Juan Fanning 219, Miraflores

Address of Principal Executive Office (Street and Number)

Lima, Perú

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 within the prescribed period without incurring unreasonable expense and effort.  Additional time is required for the review by the independent registered accounting firm of the Registrant’s financial statements for the quarter ended September 30, 2011, and the preparation of the Form 10-Q.  The Registrant expects that the Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 will be filed on or before November 21, 2011, which is within the extension period provided under Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael Stocker	+51-1	446-6807
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes       ☒            No   ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

Yes        ☒            No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three months ended September 30, 2010, the Registrant reported expenses of $2,669,664 and net loss and comprehensive loss of $2,663,959.  The Registrant did not generate any revenue in the three months ended September 30, 2011 or 2010. Due to decreased operating expenses attributable to a decline in stock-based compensation, exploration costs, interest and investor relations expenditures, management expects significant changes in the results of operations comparing the three months ended September 30, 2011 to the three months ended September 30, 2010.  The Registrant is anticipating that it will report expenses of $656,400 for the three months ended September 30, 2011 and net loss and comprehensive loss of $602,415.

For the nine months ended September 30, 2010, the Registrant reported expenses of $9,635,962 and net loss and comprehensive loss of $9,602,781.  The Registrant did not generate any revenue in the nine months ended September 30, 2011 or 2010. Due to decreased operating expenses primarily attributable to a decline in stock-based compensation, exploration costs  and investor relations expenditures, management expects significant changes in the results of operations comparing the nine months ended September 30, 2011 to the nine months ended September 30, 2010.  The Registrant is anticipating that it will report expenses of $7,050,249 for the nine months ended September 30, 2011 and net loss and comprehensive loss of $6,829,908.

* * * * *

Goldsands Development Company
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2011
By:   /s/  Michael Stocker
Michael Stocker
Its:          Chief Executive Officer